Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 27, 2023
Eldorado Gold Reports Q2 2023 Financial and Operational Results;
Well Positioned to Meet 2023 Guidance

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the second quarter of 2023. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Second Quarter 2023 Highlights

Operations
•Gold production: 109,435 ounces, compared to 113,462 ounces in Q2 2022, a 4% decrease from Q2 2022 as a result of lower throughput at Lamaque due to the wildfires in the region and lower average gold grade and recoveries at Olympias.
•Gold sales: 110,134 ounces at an average realized gold price per ounce sold1 of $1,953, compared to 107,631 ounces at an average realized gold price per ounce sold of $1,849 in Q2 2022. Gold sales increased 2% from Q2 2022 primarily a result of an increase in production at Kisladag.
•Production costs: $117.0 million, compared to $109.3 million in Q2 2022. The increase was primarily due to higher royalty expense and increased sales volumes.
•Cash operating costs1: $791 per ounce gold sold, compared to $789 per ounce gold sold in Q2 2022. Cash operating costs increased from Q2 2022 primarily as a result of lower by-product credits.
•All-in sustaining costs ("AISC")1: $1,296 per ounce sold, compared to $1,270 per ounce sold in Q2 2022, primarily reflecting the increase in cash operating costs per ounce sold and slightly offset by lower sustaining capital expenditures.
•Total capital expenditures: $99.4 million, including $42.6 million of growth capital1 invested at Skouries, with activity focused on mobilization, procurement and advancement of contracts. Growth capital invested at the operating mines totalled $29.0 million and was primarily related to Kisladag waste stripping to support mine life extension and construction of the first phase of the North Heap Leach Pad. Sustaining capital1 totalled $26.1 million, including $16.2 million at Lamaque for underground development, equipment rebuilds, and the expansion of the tailing management facility.
•Production and cost outlook: The Company is maintaining its 2023 annual gold production guidance and cost guidance. Gold production is expected to be 475,000 - 515,000 ounces of gold. Cash operating costs per ounce sold are expected to be $760 to $860, total operating costs of $860 to $960 per ounce sold and AISC per ounce sold of $1,190 to $1,290.

Financial
•Revenue: $229.9 million in Q2 2023, an increase of 8% from $213.4 million in Q2 2022, primarily due to higher sales volumes, and higher average realized gold price.
•Net cash generated from operating activities from continuing operations: $75.3 million compared to $27.0 million in Q2 2022, primarily as a result of higher gold sales volumes and higher average realized prices.
1 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2023 MD&A.

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•Cash flow from operating activities before changes in working capital2: $82.4 million in Q2 2023, compared to $49.2 million in Q2 2022, primarily driven by higher sales volumes, lower finance costs and lower income taxes paid.
•Cash, cash equivalents and term deposits: $456.6 million, as at June 30, 2023. Cash increased by $194.7 million from March 31, 2023, primarily as a result of a strategic equity investment ($61.3 million) by the European Bank for Reconstruction and Development ("EBRD") and a bought deal financing ($101.1 million) that were both completed during the quarter.
•Net earnings (loss): Net earnings of $1.5 million, or $0.01 earnings per share, compared to net loss of $22.9 million or $0.12 loss per share in Q2 2022. Higher net earnings in Q2 2023, compared to Q2 2022, is primarily a result of higher gold sales, higher average realized gold prices, foreign exchange gain and lower finance costs.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")2:$106.8 million, compared to $88.5 million in Q2 2022. The increase was primarily driven by increased gold sales, coupled with lower finance costs.
•Adjusted net earnings (loss)2: $16.1 million or $0.09 earnings per share, compared to net earnings of $13.6 million or $0.07 earnings per share in Q2 2022. Adjusted net earnings in Q2 2023 added back a non-cash loss of $21.4 million on foreign exchange translation of deferred tax balances and removed a non-cash $8.4 million gain on derivative instruments, primarily on gold collars entered into during this quarter.
•Free cash flow2: Negative $21.7 million compared to negative $62.7 million in Q2 2022. Free cash flow excluding Skouries was $13.2 million compared to negative $56.9 million in Q2 2022, with the stronger figure this quarter due primarily to both higher sales volumes and realized gold price as well as lower tax installments and temporary working capital movements.
•Project Facility Drawdowns: Drawdowns on the Skouries Term Facility for Q2 2023 totalled €65.9 million, including the previously reported initial drawdown of €32.3 million in April 2023.

Corporate
•Strategic Investment by the EBRD: On June 14, 2023, Eldorado completed a strategic investment of CDN $81.5 million ($61.3 million) by the EBRD. In June the funds were invested in the Skouries project in Northern Greece, and were credited against the Company’s 20% equity funding commitment per the terms of the project financing facility that closed on April 5, 2023.
•Bought Deal: On June 7, 2023, the Company completed a bought deal offering for gross proceeds of CDN $135.2 million ($101.1 million). Proceeds from the offering are expected to be used to fund growth initiatives across Eldorado's portfolio, including some not currently contemplated within the Company's five-year plan, as well as for general corporate and working capital purposes.
•Gold Collar Contracts: In May 2023, Eldorado entered into a series of zero-cost gold collar contracts in order to manage potential cash flow variability during the Skouries construction period.
•Sustainability: On May 31, 2023, the Company published the 2022 Sustainability Report, its 11th annual report, detailing our environmental, social and governance performance.
•Appointed Vice President, Legal: On July 24, 2023, Tamiko Ohta was appointed as Vice President, Legal.

Skouries Highlights
•As at June 30, 2023, detailed engineering is 48% complete and procurement is 62% complete.
•Growth capital invested of $42.6 million in Q2 2023, expected total investment of $240-$260 million in 2023.
•Mobilized the first major earthwork initiative for construction of the haul roads to build earthworks structures.
•Commenced structural steel and cladding of process plant and foundation construction of primary crusher.
•On track for commissioning in mid-2025 and commercial production at the end of 2025.

Transitioned to full construction in Q2 2023 with finalization of the project financing. Capital investment in Q2 2023 continued to focus on early construction works, engineering and procurement. Underground development advanced the west decline while mobilization occurred related to the first major earthwork initiative for construction haul roads to build earthworks structures. Upcoming milestones in 2023 include the mobilization of major construction contracts for concrete, finalizing the awards of the remaining major procurement and contract packages to 90% completion, and advancing detailed engineering to 90% completion.
2 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2023 MD&A.

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“During the quarter, both Kisladag and Lamaque demonstrated resiliency in the face of extraordinary weather-related events,” said George Burns, Eldorado Gold’s President and CEO. “Starting in late May, wildfires in the Abitibi region impacted operations at Lamaque. The safety of our employees and contractors is our top priority and a number of shifts were suspended. Our team took the opportunity to re-sequence the maintenance schedule and devised an alternative route to safely get employees to the Triangle underground that has resulted in minimal impact to expected production for the year. During the month of May at Kisladag, the region experienced heavy rainfall, and despite the impact, the team safely delivered on its key milestones during the quarter which included successfully completing the commissioning of the new agglomeration circuit and rotating the high-pressure grinding rolls for the first time.”

“At Olympias, I am pleased to report that the team delivered on a number of key productivity initiatives including implementing ventilation on demand and bulk emulsion blasting during the quarter,” continued Burns. “Further, the substation is now energized, and in early July, the ventilation fans were able to start, which is expected to not only improve our energy efficiency and health and safety of our employees, but also increase the number of development headings we can effectively work in. I see this as the inflection point that we have been working towards over the past several years through our transformation efforts, which we expect will give us the ability to drive increased tonnage and production going forward. During the quarter, as we worked to finalize the implementation of these initiatives at Olympias which were expected earlier in the year, our mine sequencing was impacted which resulted in lower grades impacting gold and by-product production. That, in combination with lower realized zinc by-product prices and higher treatment charges, resulted in much higher all-in sustaining costs. We expect these costs to trend downwards as we realize the benefits of our productivity initiatives and sequence back into higher grade stopes in the second half of the year, consistent with our 2023 Olympias guidance.”

“In sustainability, Eldorado released its 11th Annual Sustainability Report in late May highlighting our environmental, social and governance performance over the past year,” said Burns. “Further, our team in Greece completed their first verification against the Mining Association of Canada’s ‘Towards Sustainable Mining’ protocols. They achieved “Triple A” ratings across all indicators for Tailings Management and Biodiversity, underlining our commitment to responsible mining practices. At Lamaque, despite the wildfires, we took delivery of our first electric underground haul truck, marking the first of its kind in Quebec. Once fully operational, we expect electric trucks at Lamaque to both mitigate our GHG emissions and support lower operating costs due to anticipated productivity improvements.”

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Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
Continuing operations (4)	2023	2022	2023	2022
Revenue	$229.9	$213.4	$459.2	$408.1
Gold produced (oz) (5)	109,435	113,462	220,944	206,671
Gold sold (oz)	110,134	107,631	219,951	202,103
Average realized gold price ($/oz sold) (2)	$1,953	$1,849	$1,943	$1,868
Production costs (5)	117.0	109.3	228.2	213.9
Cash operating costs ($/oz sold) (2,3,5)	791	789	784	810
Total cash costs ($/oz sold) (2,3,5)	928	879	893	908
All-in sustaining costs ($/oz sold) (2,3,5)	1,296	1,270	1,252	1,306
Net earnings (loss) for the period (1,5)	0.9	(25.3)	20.2	(342.9)
Net earnings (loss) per share – basic ($/share) (1,5)	0.00	(0.14)	0.11	(1.88)
Net earnings (loss) per share – diluted ($/share) (1,5)	0.00	(0.14)	0.11	(1.88)
Net earnings (loss) for the period continuing operations (1,5)	1.5	(22.9)	20.9	(62.6)
Net earnings (loss) per share continuing operations – basic ($/share)(1,4,5)	0.01	(0.12)	0.11	(0.34)
Net earnings (loss) per share continuing operations – diluted ($/share)(1,4,5)	0.01	(0.12)	0.11	(0.34)
Adjusted net earnings (loss) continuing operations - basic (1,2,4,5)	16.1	13.6	34.6	(5.7)
Adjusted net earnings (loss) per share continuing operations ($/share)(1,2,4,5)	0.09	0.07	0.19	(0.03)
Net cash generated from operating activities	75.3	27.0	115.6	62.3
Cash flow from operating activities before changes in working capital (2,5)	82.4	49.2	175.6	98.5
Free cash flow (2)	(21.7)	(62.7)	(56.7)	(89.5)
Free cash flow excluding Skouries (2)	13.2	(56.9)	(6.7)	(79.1)
Cash, cash equivalents and term deposits	456.6	370.0	456.6	370.0
Total assets	4,742.1	4,504.8	4,742.1	4,504.8
Debt	546.0	497.2	546.0	497.2

(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2023.
(5)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.

Total revenue was $229.9 million in Q2 2023, an increase of 8% from $213.4 million in Q2 2022 and was comparable to $229.4 million earned in Q1 2023. Total revenue was $459.2 million in the six months ended June 30, 2023, an increase from $408.1 million in the six months ended June 30, 2022. The increases in both three and six-month periods were primarily due to higher sales volumes, and higher average realized gold price.
Production costs increased to $117.0 million in Q2 2023 from $109.3 million in Q2 2022 and to $228.2 million in the six months ended June 30, 2023 from $213.9 million in the six months ended June 30, 2022. Increases in both periods were primarily due to higher royalty expense and increased sales volumes.
Cash operating costs averaged $791 per ounce sold in Q2 2023, an increase from $789 in Q2 2022, which is primarily due to lower by-product credits. Cash operating costs per ounce sold averaged $784 in the six months ended June 30, 2023, a decrease from $810 in the six months ended June 30, 2022, primarily due to an increase in volume sold.
AISC per ounce sold averaged $1,296 in Q2 2023, an increase from $1,270 in Q2 2022, due to increases in royalties and G&A costs per ounce sold, partially offset by lower sustaining capital expenditures. AISC per ounce sold averaged $1,252 in the six months ended June 30, 2023, a decrease from $1,306 in the six months ended

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June 30, 2022, primarily reflecting the decrease in cash operating costs per ounce sold and lower sustaining capital expenditures.
We reported net earnings attributable to shareholders from continuing operations of $1.5 million ($0.01 earnings per share) in Q2 2023 compared to net loss of $22.9 million ($0.12 loss per share) in Q2 2022 and net earnings of $20.9 million ($0.11 earnings per share) in the six months ended June 30, 2023 compared to net loss of $62.6 million ($0.34 loss per share) in the six months ended June 30, 2022. The higher net earnings this quarter, compared to Q2 2022, was driven by gains on both derivative instruments and foreign exchange, partially offset by higher income tax expense. The higher net earnings in the six months ended June 30, 2023 was primarily due to higher operating income from the increase in gold sales, lower mine standby costs and writedown of assets, gains on derivatives and foreign exchange, and lower income tax expense.
Adjusted net earnings was $16.1 million ($0.09 earnings per share) in Q2 2023 compared to adjusted net earnings of $13.6 million ($0.07 per share) in Q2 2022. Adjusted net earnings in Q2 2023 removed a $8.4 million gain on derivative instruments, primarily on gold collars entered into during this quarter, while adjusted net earnings in Q2 2022 added back a $14.4 million loss on redemption option derivative for the senior notes    .

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Quarterly Operations Update

	3 months ended June 30,		6 months ended June 30,
	2023	2022	2023	2022
Consolidated
Ounces produced	109,435	113,462	220,944	206,671
Ounces sold	110,134	107,631	219,951	202,103
Production costs	$117.0	$109.3	$228.2	$213.9
Cash operating costs ($/oz sold) (1,2)	$791	$789	$784	$810
All-in sustaining costs ($/oz sold) (1,2)	$1,296	$1,270	$1,252	$1,306
Sustaining capital expenditures (2)	$26.1	$32.3	$52.1	$56.8
Kisladag
Ounces produced	34,180	27,974	71,340	57,753
Ounces sold	32,280	26,881	69,673	56,659
Production costs	$27.5	$25.1	$58.0	$55.2
Cash operating costs ($/oz sold) (1,2)	$687	$798	$699	$831
All-in sustaining costs ($/oz sold) (1,2)	$937	$1,090	$904	$1,087
Sustaining capital expenditures (2)	$2.8	$4.3	$5.0	$6.8
Lamaque
Ounces produced	38,745	46,917	76,629	80,294
Ounces sold	39,904	45,655	78,547	79,780
Production costs	$28.3	$31.4	$57.5	$58.7
Cash operating costs ($/oz sold) (1,2)	$676	$657	$698	$703
All-in sustaining costs ($/oz sold) (1,2)	$1,117	$985	$1,166	$1,069
Sustaining capital expenditures (2)	$16.2	$13.5	$34.1	$26.5
Efemcukuru
Ounces produced	22,644	22,792	42,572	43,849
Ounces sold	22,466	23,428	42,217	44,810
Production costs	$20.4	$20.6	$38.1	$37.5
Cash operating costs ($/oz sold) (1,2)	$697	$706	$777	$678
All-in sustaining costs ($/oz sold) (1,2)	$1,111	$1,180	$1,103	$1,093
Sustaining capital expenditures (2)	$3.7	$5.9	$5.9	$9.4
Olympias
Ounces produced (3)	13,866	15,779	30,403	24,775
Ounces sold	15,484	11,667	29,514	20,854
Production costs (3)	$40.8	$32.1	$74.6	$62.4
Cash operating costs ($/oz sold) (1,2,3)	$1,439	$1,446	$1,227	$1,447
All-in sustaining costs ($/oz sold) (1,2,3)	$2,036	$2,346	$1,797	$2,369
Sustaining capital expenditures (2)	$3.4	$8.5	$7.1	$14.1
(1)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.

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Kisladag
Kisladag produced 34,180 ounces of gold in Q2 2023, a 22% increase from 27,974 ounces produced in Q2 2022. The increase was primarily due to increased tonnes stacked as compared to Q2 2022, despite challenging adverse weather conditions. Average grade remained consistent at 0.76 grams per tonne during Q2 2023 and Q2 2022.
Tonnes placed on the heap leach pad in the quarter continued to benefit from the installation of larger, higher- capacity conveyors, improving material handling capacity and belt agglomeration. Improvements in throughput were also due to the success of a fine ore agglomeration drum added to the crushing circuit and commissioned during the quarter, which improved materials handling on the conveying system. These initiatives have enabled increased recoverable ounces placed on the pad.
Extraordinary rainfall through May and early June had marginal impact on tonnage stacked however, the excess water affects the leach kinetics and results in a higher volume of lower tenor solution to process. It is expected that this additional solution will be extracted in the third quarter.
Revenue increased to $64.7 million in Q2 2023 from $51.0 million in Q2 2022, reflecting higher sales in the quarter, and to a lesser extent, an increase in the average realized gold price.
Production costs increased to $27.5 million in Q2 2023 from $25.1 million in Q2 2022 primarily due to an increase in tonnes processed and ounces sold in line with higher production. Royalty expense was also higher as a result of higher sales volume and higher average realized gold prices. Compared to prior year, we saw decreases in unit costs of fuel and electricity in Turkiye, and coupled with higher sales volumes, the resulting cash operating costs per ounce decreased to $687 in Q2 2023 from $798 in Q2 2022.
Depreciation expense increased to $18.1 million in Q2 2023 from $15.5 million in Q2 2022 in line with higher gold sales in the quarter and due to the shorter remaining useful life of the existing heap leach pad and adsorption-desorption and recovery ("ADR") plant.
AISC per ounce sold decreased to $937 in Q2 2023 from $1,090 in Q2 2022, primarily due to the decrease in cash operating costs per ounce sold and a decrease in sustaining capital expenditures.
Sustaining capital expenditures of $2.8 million in Q2 2023 and $5.0 million in the six months ended June 30, 2023 primarily included equipment rebuilds and mine equipment purchases. Growth capital investments of $18.7 million and $37.3 million in the three and six months ended June 30, 2023 included waste stripping to support the mine life extension and construction of the first phase of the North heap leach pad, which was commissioned in July 2023.
For 2023, production guidance at Kisladag is forecasted to be 160,000 to 170,000 ounces of gold. Production is expected to improve over the course of the second half of the year as we realize full effectiveness from the upgraded materials handling equipment. Our optimization efforts are expected to drive increased stacking rates. In addition, we expect to recover the ounces that were delayed as a result of the extraordinary rainfall in May and early June.
Lamaque
Lamaque produced 38,745 ounces of gold in Q2 2023, a decrease of 17% from 46,917 ounces in Q2 2022. The decrease was primarily due to lower ore throughput and slightly lower grade. Tonnes processed were reduced as a result of forest fires in the region which caused poor air quality resulting in a number of suspended shifts in the Triangle underground in June. The processing facility was able to keep operating on stockpile material and then brought forward scheduled maintenance from July into June to minimize unplanned downtime. Average grade decreased to 6.43 grams per tonne in Q2 2023 from 6.63 grams per tonne in Q2 2022. Underground development of high-grade stopes progressed well during the quarter.
Revenue decreased to $78.6 million in Q2 2023 from $85.0 million in Q2 2022 primarily due to lower ounces sold as a result of lower production, partially offset by higher average realized gold prices.
Production costs decreased to $28.3 million in Q2 2023 from $31.4 million in Q2 2022, primarily due to lower volume sold in the quarter. Cash operating costs per ounce sold rose to $676 in Q2 2023 from $657 in Q2 2022 as a result of lower gold sold, partially offset by cost savings from a weaker Canadian dollar as compared to prior year.
AISC per ounce sold increased to $1,117 in Q2 2023 from $985 in Q2 2022 primarily due to higher cash operating cost per ounce, lower gold sold, and higher sustaining capital expenditure in the quarter.
Sustaining capital expenditures of $16.2 million in Q2 2023 and $34.1 million in the six months ended June 30, 2023 primarily included underground development, equipment rebuilds, and expansion of the tailings management

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facility. Growth capital investment of $4.9 million in Q2 2023 and $7.6 million in the six months ended June 30, 2023 were primarily related to resource conversion drilling at Ormaque and spending on other exploration projects.
The second half of the year is expected to be stronger as both processing rates and grade increase. In 2023, production guidance at Lamaque is forecasted to be 170,000 to 180,000 ounces of gold.
Efemcukuru
Efemcukuru produced 22,644 payable ounces of gold in Q2 2023, a 1% decrease from 22,792 payable ounces in Q2 2022. The decrease was primarily due to a slight decrease in grade to 5.85 grams per tonne in Q2 2023 from 5.96 grams per tonne in Q2 2022. This impact was almost entirely offset by higher throughput in the quarter due to increased mill availability, further demonstrating consistency in mill utilization.
Revenue increased to $44.1 million in Q2 2023 from $41.4 million in Q2 2022. Lower payable ounces sold was offset by a higher average realized gold price recorded during Q2 2023.
Production costs decreased slightly to $20.4 million in Q2 2023 from $20.6 million in Q2 2022 primarily due to lower sales in the quarter and decreasing unit costs of consumables, and partially offset by higher royalty expense due to higher average realized gold prices. Lower unit costs of fuel and electricity resulted in a decrease in cash operating costs per ounce sold to $697 in Q2 2023 from $706 in Q2 2022.
AISC per ounce sold decreased to $1,111 in Q2 2023 from $1,180 in Q2 2022. The decrease was primarily due to the increase in cash operating costs per ounce sold and was partly offset by lower sustaining capital expenditure.
Sustaining capital expenditures of $3.7 million in Q2 2023 and $5.9 million in the six months ended June 30, 2023 were primarily underground development and equipment rebuilds. The development of the Mine Rock Storage Facility ("MRSF") southern expansion commenced this quarter. Growth capital investment of $3.5 million in the six months ended June 30, 2023 included capital development, resource conversion drilling at Kokarpinar and resource expansion at Bati.
Production for the third and fourth quarter are expected to increase slightly over the second quarter as processing rates increase. For 2023, production guidance at Efemcukuru is forecast to be 80,000 to 90,000 ounces of gold.
Olympias
Olympias produced 13,866 ounces of gold in Q2 2023, a 12% decrease from 15,779 ounces in Q2 2022 and primarily reflected lower average gold grade due to changes in stope sequencing in the quarter as we await benefits of transformation initiatives that were completed in early July. This was partially offset by higher mill throughput that was achieved this quarter as we continue to ramp up productivity. Q2 2023 production of by-product metals, while lower than planned, increased as compared to Q2 2022 and Q1 2023 across silver, lead, and zinc as a result of higher average grades as planned in both the three and six months ended periods as well as higher throughput.

In line with our 2023 guidance, key transformation initiatives are on-going as the mine continues to ramp up productivity. Bulk emulsion blasting was commissioned in June, which we expect will allow for further efficiencies underground. Additionally, the newly constructed electrical substation was energized in June and commissioned in early July, following a successful shutdown to tie-in the expanded ventilation system. Increased ventilation capacity is expected to support productivity improvements in the lower parts of the mine and increase access to stopes with higher grades of base metals. These initiatives, while positive, were delayed from planned early Q1 implementation. These delays are the primary cause for mine plan sequencing and lower mine or Flats Zone development which have contributed to lower by-product volumes than planned. Stoping sequence and Flats development are expected to gradually recover over the balance of 2023.
Due to a scale calibration correction that was identified during this quarter, we made a one-time adjustment lowering Q1 2023 gold production by 1,024 ounces.
Revenue increased to $42.4 million in Q2 2023 from $36.3 million in Q2 2022 primarily as a result of higher gold sales and higher average realized gold price, which includes the impacts of upward revaluations of provisional pricing in Q2 2023 due to increases in gold price during the quarter. Sales of base metals were slightly lower in Q2 2023 due to the timing of silver and lead concentrate shipments in early July.
Production costs increased to $40.8 million in Q2 2023 from $32.1 million in Q2 2022 reflecting increased volumes of gold sales, combined with higher treatment and refining costs from higher zinc sales. Cash operating costs per ounce sold decreased to $1,439 in Q2 2023 from $1,446 in Q2 2022, with lower mining and operating costs per ounce sold nearly offset by lower revenue from silver and base metal sales (which reduce cash operating costs as

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by-product credits). The unit prices of major consumables continue to fluctuate, with electricity prices benefiting from subsidies and fuel costs lower as compared to the prior year, while explosives and cement prices rose slightly.
AISC per ounce sold decreased to $2,036 in Q2 2023 from $2,346 in Q2 2022 primarily due lower sustaining capital expenditures and direct operating costs per ounce sold, partially offset by lower by-product credits and higher royalty costs per ounce sold.
Both cash operating costs and AISC were unfavorably affected in Q2 2023 by reduced by-product volumes resulting from the delayed initiatives outlined above, as well as by lower zinc pricing, high zinc treatment charges, and lower gold payability for the pyrite concentrates due to concentrate quality, the latter driven by lower recovery from lower quality ores. The lower zinc price and payability increased cash costs by approximately $435 per ounce gold sold in Q2 and the lower silver grade impacted by-product volume, increased cash costs by approximately $230 per ounce of gold sold, meanwhile pyrite concentrate revenue, driven by a higher gold price, slightly offset the impact on cash costs.
Sustaining capital expenditures of $3.4 million in Q2 2023 and $7.1 million in the six months ended June 30, 2023 primarily included underground development, expansion of tailings facilities, the newly commissioned substation, and underground ventilation fans. Growth capital investment of $3.7 million in Q2 2023 and $3.5 million in the six months ended June 30, 2023 were primarily related to underground development.
Gold production is expected to improve over the second quarter as the productivity initiatives deliver increased tonnage and higher grades. For 2023, production guidance at Olympias is forecast to be 60,000 to 75,000 ounces of gold.
Development Project
Skouries
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade gold-copper asset. In December 2021, we published the results of the Skouries Project Feasibility Study with a 23-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper. The project is expected to provide an after-tax IRR of 19% and an NPV (5%) of $1.3 billion with capital costs to complete the project estimated at $845 million.
Economic activity in Greece is increasing, so moving efficiently through the commitment phase of the project is important to continue mitigating cost and schedule pressures. While we have yet to see material impacts from this economic activity thus far, we see the keys to ongoing success as maintaining or improving the pace of contracts awards and continuing to meet the labour productivity levels estimated in the Feasibility Study Plan ("FS") as construction ramps up. With several major contract awards expected during Q3 2023, the FS Estimate will update to the Project Control Budget based on executed contracts and other new information. We expect to provide updated disclosure by the end of Q3 2023.
.

9

For further information on the Company's operating results for the second quarter of 2023, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Second Quarter 2023 Results will be held by senior management on Friday, July 28, 2023 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link:
https://services.choruscall.ca/links/eldoradogold2023q2.html.

Conference Call Details		Replay (available until Sept. 1, 2023)
Date:	July 28, 2023	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	0279
Toll free:	1 800 319 4610

About Eldorado
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lynette Gould, VP, Investor Relations
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

10

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, working capital and cash flow from operating activities before changes in working capital.
Please see the June 30, 2023 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the June 30, 2023 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Production costs	$117.0	$109.3	$228.2	$213.9
By-product credits (1)	(17.5)	(19.4)	(37.8)	(37.7)
Royalty expense (2)	(15.1)	(9.8)	(23.8)	(19.8)
Concentrate deductions (3)	$2.7	$4.8	$5.9	$7.5
Cash operating costs	$87.1	$84.9	$172.5	$163.7
Gold ounces sold	110,134	107,631	219,951	202,103
Cash operating cost per ounce sold	$791	$789	$784	$810

(1)Revenue from silver, lead and zinc sales.
(2)Included in production costs.
(3)Included in revenue.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended June 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$27.8	($0.8)	$0.2	($4.9)	$22.2	32,280	$687
Lamaque	26.8	(0.3)	0.1	0.5	27.0	39,904	676
Efemcukuru	13.5	(1.4)	3.4	0.1	15.7	22,466	697
Olympias	31.8	(15.0)	6.5	(1.0)	22.3	15,484	1,439
Total consolidated	$99.9	($17.5)	$10.1	($5.4)	$87.1	110,134	$791

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

11

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the six months ended June 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$57.9	($1.6)	$0.3	($7.9)	$48.7	69,673	$699
Lamaque	56.6	(0.8)	0.2	(1.1)	54.8	78,547	698
Efemcukuru	28.8	(2.3)	6.5	(0.1)	32.8	42,217	777
Olympias	58.7	(33.1)	12.2	(1.6)	36.2	29,514	1,227
Total consolidated	$201.9	($37.8)	$19.1	($10.7)	$172.5	219,951	$784

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended June 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$26.1	($0.7)	$0.2	($4.1)	$21.5	26,881	$798
Lamaque	29.3	(0.4)	0.1	1.0	30.0	45,655	657
Efemcukuru	13.4	(0.8)	3.5	0.5	16.5	23,428	706
Olympias	29.3	(17.5)	7.3	(2.2)	16.9	11,667	1,446
Total consolidated	$98.1	($19.4)	$11.0	($4.8)	$84.9	107,631	$789

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the six months ended June 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$47.4	($1.5)	$0.7	$0.5	$47.1	56,659	$831
Lamaque	55.8	(0.7)	0.1	0.9	56.1	79,780	703
Efemcukuru	25.9	(1.7)	5.9	0.3	30.4	44,810	678
Olympias	55.2	(33.8)	12.5	(3.9)	30.2	20,854	1,447
Total consolidated	$184.3	($37.7)	$19.3	($2.1)	$163.7	202,103	$810

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Cash operating costs	$87.1	$84.9	$172.5	$163.7
Royalty expense (1)	15.1	9.8	23.8	19.8
Total cash costs	$102.2	$94.7	$196.3	$183.6
Gold ounces sold	110,134	107,631	219,951	202,103
Total cash costs per ounce sold	$928	$879	$893	$908
(1)Included in revenue.

12

Reconciliation of Total Cash Costs to All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Total cash costs	$102.2	$94.7	$196.3	$183.6
Corporate and allocated G&A	11.3	7.4	21.2	18.8
Exploration and evaluation costs	0.7	0.6	1.0	1.3
Reclamation costs and amortization	2.4	1.8	4.7	3.4
Sustaining capital expenditure	26.1	32.3	52.1	56.8
AISC	$142.7	$136.7	$275.3	$263.9
Gold ounces sold	110,134	107,631	219,951	202,103
AISC per ounce sold	$1,296	$1,270	$1,252	$1,306

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
General and administrative expenses (from consolidated statement of operations)	$9.4	$8.5	$20.0	$16.5
Add:
Share-based payments expense	2.7	0.3	3.5	4.0
Employee benefit plan expense from corporate and operating gold mines	0.7	0.8	2.2	2.7
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.1)	(0.1)	(0.5)	(0.3)
Depreciation in G&A	(0.8)	(0.7)	(1.6)	(1.1)
Business development	(0.4)	(0.5)	(2.3)	(1.0)
Development projects	(0.1)	(1.0)	(0.3)	(2.1)
Adjusted corporate general and administrative expenses	$11.4	$7.4	$21.1	$18.6
Regional general and administrative costs allocated to gold mines	(0.1)	—	0.1	0.2
Corporate and allocated general and administrative expenses per AISC	$11.3	$7.4	$21.2	$18.8

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Exploration and evaluation expense (from consolidated statement of operations)(1)	$4.6	$3.4	$10.5	$8.4
Add:
Capitalized sustaining exploration cost related to operating gold mines	0.7	0.6	1.0	1.3
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(4.6)	(3.4)	(10.5)	(8.4)
Exploration and evaluation costs per AISC	$0.7	$0.6	$1.0	$1.3
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2023.

13

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)	$1.1	$0.5	$2.1	$1.0
Add:
Depreciation related to asset retirement obligation assets	1.5	1.4	2.9	2.6
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.1)	(0.4)	(0.1)
Reclamation costs and amortization per AISC	$2.4	$1.8	$4.7	$3.4

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2023:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$22.2	$4.5	$26.7	$—	$—	$0.8	$2.8	$30.3	32,280	$937
Lamaque	27.0	1.0	28.0	—	0.3	0.1	16.2	44.6	39,904	1,117
Efemcukuru	15.7	4.9	20.5	(0.1)	—	0.8	3.7	25.0	22,466	1,111
Olympias	22.3	4.8	27.0	—	0.4	0.7	3.4	31.5	15,484	2,036
Corporate (1)	—	—	—	11.4	—	—	—	11.4	—	104
Total consolidated	$87.1	$15.1	$102.2	$11.3	$0.7	$2.4	$26.1	$142.7	110,134	$1,296

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2023

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$48.7	$7.7	$56.4	$—	$—	$1.6	$5.0	$63.0	69,673	$904
Lamaque	54.8	1.9	56.7	—	0.6	0.3	34.1	91.6	78,547	1,166
Efemcukuru	32.8	6.2	39.0	0.1	—	1.6	5.9	46.6	42,217	1,103
Olympias	36.2	8.0	44.2	—	0.4	1.3	7.1	53.0	29,514	1,797
Corporate (1)	—	—	—	21.1	—	—	—	21.1	—	96
Total consolidated	$172.5	$23.8	$196.3	$21.2	$1.0	$4.7	$52.1	$275.3	219,951	$1,252

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

14

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$21.5	$2.9	$24.4	$—	$—	$0.6	$4.3	$29.3	26,881	$1,090
Lamaque	30.0	1.1	31.1	—	0.3	0.1	13.5	45.0	45,655	985
Efemcukuru	16.5	4.5	21.0	—	—	0.6	5.9	27.6	23,428	1,180
Olympias	16.9	1.3	18.2	—	0.3	0.4	8.5	27.4	11,667	2,346
Corporate (1)	—	—	—	7.4	—	—	—	7.4	—	69
Total consolidated	$84.9	$9.8	$94.7	$7.4	$0.6	$1.8	$32.3	$136.7	107,631	$1,270

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$47.1	$6.6	$53.7	$—	$—	$1.0	$6.8	$61.6	56,659	$1,087
Lamaque	56.1	1.9	58.0	—	0.6	0.2	26.5	85.3	79,780	1,069
Efemcukuru	30.4	7.6	38.0	0.2	0.2	1.3	9.4	49.0	44,810	1,093
Olympias	30.2	3.8	33.9	—	0.5	0.9	14.1	49.4	20,854	2,369
Corporate (1)	—	—	—	18.6	—	—	—	18.6	—	92
Total consolidated	$163.7	$19.8	$183.6	$18.8	$1.3	$3.4	$56.8	$263.9	202,103	$1,306

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of Sustaining and Growth Capital

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements)	$99.4	$87.1	$182.8	$147.9
Growth and development project capital investment - gold mines	(29.0)	(31.9)	(51.9)	(59.3)
Growth and development project capital investment - other (2)	(44.8)	(22.5)	(79.7)	(31.3)
Less: Sustaining capital expenditure equipment leases (3)	0.5	(0.4)	0.9	(0.4)
Less: Corporate leases	—	—	—	(0.1)
Sustaining capital expenditure at operating gold mines	$26.1	$32.3	$52.1	$56.8

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2023.
(2)Includes growth capital investment and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

15

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended June 30, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$64.7	$—	($0.8)	$63.9	32,280	$1,980
Lamaque	78.6	—	(0.3)	78.3	39,904	1,962
Efemcukuru	44.1	1.5	(1.4)	44.3	22,466	1,971
Olympias	42.4	1.2	(15.0)	28.6	15,484	1,850
Total consolidated	$229.9	$2.7	($17.5)	$215.1	110,134	$1,953
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the six months ended June 30, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$136.8	$—	($1.6)	$135.1	69,673	$1,939
Lamaque	152.3	—	(0.8)	151.5	78,547	1,928
Efemcukuru	84.8	3.3	(2.3)	85.7	42,217	2,031
Olympias	85.4	2.6	(33.1)	55.0	29,514	1,862
Total consolidated	$459.2	$5.9	($37.8)	$427.3	219,951	$1,943
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the three months ended June 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$51.0	$—	($0.7)	$50.3	26,881	$1,870
Lamaque	85.0	—	(0.4)	84.6	45,655	1,853
Efemcukuru	41.4	1.3	(0.8)	41.8	23,428	1,785
Olympias	36.3	3.6	(17.5)	22.3	11,667	1,912
Stratoni	(0.1)	—	0.1	—	N/A	N/A
Total consolidated	$213.4	$4.8	($19.3)	$199.0	107,631	$1,849
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the six months ended June 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$107.6	$—	($1.5)	$106.1	56,659	$1,873
Lamaque	149.9	—	(0.7)	149.2	79,780	1,870
Efemcukuru	82.7	2.1	(1.7)	83.1	44,810	1,855
Olympias	67.4	5.3	(33.8)	39.0	20,854	1,870
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$408.1	$7.5	($38.2)	$377.4	202,103	$1,868
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

16

Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Net earnings (loss) attributable to shareholders of the Company (1)	$1.5	($22.9)	$20.9	($62.6)
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	4.3	—
Loss on foreign exchange translation of deferred tax balances	21.4	23.3	17.8	35.8
Loss on redemption option derivative	1.6	14.4	0.6	7.4
Unrealized gain on derivative instruments	(8.4)	—	(9.0)	—
Gain on deferred tax due to changes in tax rates (3)	—	—	—	(1.0)
Other write-down (reversal) of assets, net of tax (4)	—	(1.2)	—	14.8
Total adjusted net earnings (loss)	$16.1	$13.6	$34.6	($5.7)
Weighted average shares outstanding (thousands)	188,804	183,777	186,355	183,074
Adjusted net earnings (loss) per share ($/share)	$0.09	$0.07	$0.19	($0.03)

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2023.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)Deferred tax recovery relating to the adjustment of opening balances for the tax rate decrease in Turkiye. The tax rate change was enacted in Q1 2022.
(4)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.

Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Earnings (loss) before income tax (1)	$40.3	$10.4	$72.4	($4.4)
Depreciation and amortization (2)	64.9	56.7	128.0	108.7
Interest income	(2.7)	(0.8)	(6.5)	(1.3)
Finance costs	9.4	23.7	18.1	25.8
EBITDA	$111.8	$89.9	$212.1	$128.8
Other write-down (reversal) of assets (3)	—	(1.6)	—	18.2
Share-based payments expense	2.7	0.3	3.5	4.0
Loss (gain) on disposal of assets (1)	0.7	(0.2)	0.8	(0.8)
Unrealized gain on derivative instruments	(8.4)	—	(9.0)	—
Adjusted EBITDA	$106.8	$88.5	$207.4	$150.2
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2023.
(2)Includes depreciation within general and administrative expenses.
(3)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.

17

Reconciliation of Net Cash Generated from Operating Activities to Free Cash Flow:

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Net cash generated from operating activities (1)	$75.3	$27.0	$115.6	$62.3
Less: Cash used in investing activities	(97.0)	(89.7)	(138.0)	(211.7)
Add back: (Decrease) increase in term deposits	—	—	(35.0)	60.0
Add back: Purchase of marketable securities	—	—	0.6	—
Free cash flow	($21.7)	($62.7)	($56.7)	($89.5)
Add back: Skouries capital investment (2)	34.9	5.9	50.0	10.4
Free cash flow excluding Skouries	$13.2	($56.9)	($6.7)	($79.1)

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2023.
(2)Cash-basis capital expenditure on the Skouries project as included within 'Cash used in investing activities'.

Working capital for the periods highlighted is as follows:

	As at June 30, 2023	As at December 31, 2022
Current assets	$782.9	$604.7
Less: Current liabilities	205.5	200.5
Working capital	$577.4	$404.3

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities before Changes in Working Capital:

Continuing operations (1)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Net cash generated from operating activities (1)	$75.3	$27.0	$115.6	$62.3
Less: Changes in non-cash working capital	(7.1)	(22.2)	(60.0)	(36.3)
Cash flow from operating activities before changes in working capital	$82.4	$49.2	$175.6	$98.5
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2023.

18

Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, "assumes", “believes”, “budget”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this press release the use of proceeds with respect to the EBRD strategic investment, the bought deal financing, and flow-through financings; the recognition of gold sales and related revenue, including the timing thereof; on-going optimization and expansion of the Olympias mine, including expected benefits thereof; expectations regarding lower-tenor solution at Kisladag; development and operations of the Perama Hill project; electricity and fuel prices in Europe; the vesting and redemption of the Company's outstanding PSUs; the impact of certain foreign exchange contracts on foreign exchange risk; the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company’s operations; the Company’s 2023 annual production and cost guidance, including our individual mine production and costs; the timing of production; total funding requirements for Skouries, including the sources thereof; the drawdown of the proceeds of the Term Facility, including the timing thereof; the Company’s ability to fund the remaining 20% funding commitment for Skouries; the expectations relating to the use of the Contingent Overrun Facility; the letter of credit backstopping the Company's equity commitment for the Skouries project, including any restrictions or decrease thereof; the Company’s ability to successfully advance the Skouries project and achieve the results provided for in the Skouries feasibility study; occupational health and safety; forecasted growth capital, NPV, IRR, EBITDA and AISC; expectations regarding advancement and development of the Skouries project, including expected costs and budgets, upcoming milestones, timing of contract, the ability to meet expectations and the timing thereof; expected annual production from the Skouries project; the optimization and development of Greek operations, including benefits, risks, financing and the Amended Investment Agreement related thereto and the receipt and timing of approvals of modification plans related thereto; the completion, availability and benefits of processing facilities and transportation equipment; government approvals; government measures relating to cost increases; the effect of annual royalty payments in Turkiye and Greece and tax payments in Turkiye on the Company's operating activities, including the timing thereof; the impact of the increase in corporate income tax rate in Turkiye; alternative markets for concentrate shipments; changes in law and tax rates; the payment of taxes, including the method and timing thereof, completion and timing of the sale of the Certej project; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total capital costs required to complete Skouries; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and Olympias and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of

19

acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: increases in the non-fixed portion of the financing costs or adverse changes to the Term Facility funding the Skouries project; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the continued drawdown of the Term Facility; the proceeds of the Term Facility not being available to the Company or Hellas; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; as well as those risk factors discussed in the section titled Managing Risk in the Management's Discussion and Analysis and the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.

20

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2023 and December 31, 2022
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		$456,583	$279,735
Term deposits		—	35,000
Accounts receivable and other	5	93,667	91,113
Inventories	6	231,907	198,872
Current derivative assets	16	727	—
Assets held for sale	4	27,348	27,738
		810,232	632,458
Restricted cash		2,082	2,033
Deferred tax assets		14,507	14,507
Other assets	7	165,261	120,065
Non-current derivative assets	16	10,106	—
Property, plant and equipment		3,647,273	3,596,262
Goodwill		92,591	92,591
		$4,742,052	$4,457,916
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$196,960	$191,705
Current portion of lease liabilities		4,184	4,777
Current portion of asset retirement obligations		4,382	3,980
Liabilities associated with assets held for sale	4	10,698	10,479
		216,224	210,941
Debt	8	546,018	494,414
Lease liabilities		11,281	12,164
Employee benefit plan obligations		8,310	8,910
Asset retirement obligations		111,635	105,893
Non-current derivative liabilities	16	1,811	—
Deferred income tax liabilities		434,509	424,726
		1,329,788	1,257,048
Equity
Share capital	12	3,410,609	3,241,644
Treasury stock		(14,821)	(20,454)
Contributed surplus		2,612,685	2,618,212
Accumulated other comprehensive loss		(18,937)	(42,284)
Deficit		(2,572,845)	(2,593,050)
Total equity attributable to shareholders of the Company		3,416,691	3,204,068
Attributable to non-controlling interests		(4,427)	(3,200)
		3,412,264	3,200,868
		$4,742,052	$4,457,916
Subsequent events (Note 20)

Approved on behalf of the Board of Directors

    (signed)    John Webster Director         (signed)    George Burns     Director

Date of approval: July 27, 2023

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Revenue
Metal sales	9	$229,855	$213,447	$459,209	$408,119

Cost of sales
Production costs		116,996	109,320	228,246	213,876
Depreciation and amortization		64,086	56,071	126,439	107,669
		181,082	165,391	354,685	321,545

Earnings from mine operations		48,773	48,056	104,524	86,574

Exploration and evaluation expenses		4,634	3,387	10,470	8,373
Mine standby costs	10	5,113	10,645	8,617	22,333
General and administrative expenses		9,365	8,522	19,965	16,525
Employee benefit plan expense		706	809	2,219	2,650
Share-based payments expense	13	2,676	348	3,528	3,998
Write-down (recovery) of assets		1,886	(1,688)	2,048	22,453
Foreign exchange gain		(14,681)	(6,385)	(13,754)	(7,717)
Earnings from operations		39,074	32,418	71,431	17,959

Other income	11	10,580	1,642	19,088	3,379
Finance costs	11	(9,350)	(23,677)	(18,143)	(25,778)
Earnings (loss) from continuing operations before income tax		40,304	10,383	72,376	(4,440)
Income tax expense		38,866	33,381	51,597	58,311
Net earnings (loss) from continuing operations		1,438	(22,998)	20,779	(62,751)
Net loss from discontinued operations, net of tax		(942)	(1,084)	(2,066)	(346,324)
Net earnings (loss) for the period		$496	$(24,082)	$18,713	$(409,075)

Net earnings (loss) attributable to:
Shareholders of the Company		885	(25,273)	20,205	(342,874)
Non-controlling interests		(389)	1,191	(1,492)	(66,201)
Net earnings (loss) for the period		$496	$(24,082)	$18,713	$(409,075)

Net earnings (loss) attributable to Shareholders of the Company:
Continuing operations		1,537	(22,939)	20,918	(62,649)
Discontinued operations		(652)	(2,334)	(713)	(280,225)
		$885	$(25,273)	$20,205	$(342,874)

Net (loss) earnings attributable to Non-Controlling Interest:
Continuing operations		(99)	(59)	(139)	(102)
Discontinued operations		(290)	1,250	(1,353)	(66,099)
		$(389)	$1,191	$(1,492)	$(66,201)

Weighted average number of shares outstanding (thousands)
Basic	12	188,804	183,777	186,355	183,074
Diluted	12	189,680	183,777	187,136	183,074

Net earnings (loss) per share attributable to Shareholders of the Company:
Basic earnings (loss) per share		$0.00	$(0.14)	$0.11	$(1.87)
Diluted earnings (loss) per share		$0.00	$(0.14)	$0.11	$(1.87)

Net earnings (loss) per share attributable to Shareholders of the Company - Continuing operations:
Basic earnings (loss) per share		$0.01	$(0.12)	$0.11	$(0.34)
Diluted earnings (loss) per share		$0.01	$(0.12)	$0.11	$(0.34)

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Net earnings (loss) for the period	$496	$(24,082)	$18,713	$(409,075)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	4,055	(10,314)	27,497	(8,265)
Income tax expense on change in fair value of investments in marketable securities	(546)	—	(1,181)	—
Actuarial (losses) gains on employee benefit plans	(1,831)	266	(3,665)	(651)
Income tax recovery on actuarial losses on employee benefit pension plans	243	143	696	143
Total other comprehensive income (loss) for the period	1,921	(9,905)	23,347	(8,773)
Total comprehensive income (loss) for the period	$2,417	$(33,987)	$42,060	$(417,848)

Attributable to:
Shareholders of the Company	2,806	(35,178)	43,552	(351,647)
Non-controlling interests	(389)	1,191	(1,492)	(66,201)
	$2,417	$(33,987)	$42,060	$(417,848)

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period from continuing operations		$1,438	$(22,998)	$20,779	$(62,751)
Adjustments for:
Depreciation and amortization		64,893	56,697	128,014	108,721
Finance costs		9,350	23,677	18,143	25,778
Interest income		(2,719)	(809)	(6,450)	(1,284)
Unrealized foreign exchange gain		(11,738)	(3,282)	(12,225)	(3,766)
Income tax expense		38,866	33,381	51,597	58,311
Loss (gain) on disposal of assets		682	(233)	767	(815)
Unrealized gain on derivative contracts	16	(8,397)	—	(9,022)	—
Write-down (recovery) of assets		1,886	(1,688)	2,048	22,453
Share-based payments expense	13	2,676	348	3,528	3,998
Employee benefit plan expense		706	809	2,219	2,650
		97,643	85,902	199,398	153,295
Property reclamation payments		(1,044)	(481)	(1,956)	(793)
Employee benefit plan payments		(1,783)	(423)	(4,111)	(2,673)
Income taxes paid		(15,101)	(36,628)	(24,137)	(52,567)
Interest received		2,719	809	6,450	1,284
Changes in non-cash working capital	14	(7,129)	(22,211)	(60,032)	(36,288)
Net cash generated from operating activities of continuing operations		75,305	26,968	115,612	62,258
Net cash (used in) generated from operating activities of discontinued operations		(247)	(33)	69	(79)

Investing activities
Additions to property, plant and equipment		(86,233)	(83,183)	(158,504)	(135,179)
Capitalized interest paid		(527)	—	(527)	—
Proceeds from the sale of property, plant and equipment		1,185	565	1,185	1,641
Purchase of marketable securities and investment in debt securities		—	—	(633)	—
Value added taxes related to mineral property expenditures, net		(11,441)	(7,078)	(14,502)	(18,211)
Decrease (increase) in term deposits		—	—	35,000	(60,000)
Net cash used in investing activities of continuing operations		(97,016)	(89,696)	(137,981)	(211,749)

Financing activities
Issuance of common shares, net of issuance costs		166,375	541	166,809	13,659
Contributions from non-controlling interests		—	37	265	207
Proceeds from Term facility - Commercial Loans and RRF Loans	8	71,208	—	71,208	—
Proceeds from Term facility - VAT facility	8	535	—	535	—
Term facility loan financing costs	8	(17,172)	—	(17,172)	—
Term facility commitment fees		(2,529)	—	(2,529)	—
Interest paid		(885)	(831)	(17,699)	(17,719)
Principal portion of lease liabilities		(844)	(1,705)	(1,845)	(3,977)
Purchase of treasury stock		—	—	—	(13,969)
Net cash generated from (used in) financing activities of continuing operations		216,688	(1,958)	199,572	(21,799)

Net increase (decrease) in cash and cash equivalents		194,730	(64,719)	177,272	(171,369)
Cash and cash equivalents - beginning of period		262,277	374,677	279,735	481,327
Cash in disposal group held for sale		(424)	—	(424)	—
Cash and cash equivalents - end of period		$456,583	$309,958	$456,583	$309,958

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Share capital
Balance beginning of period		$3,242,668	$3,240,665	$3,241,644	$3,225,326
Shares issued upon exercise of share options		4,423	71	5,140	3,943
Shares issued upon exercise of performance share units (PSU's)		—	—	—	2,256
Transfer of contributed surplus on exercise of options		1,861	29	2,168	1,592
Shares issued upon exercise of warrants		—	213	—	213
Shares issued in private placements, net of share issuance costs		66,776	(26)	66,776	7,622
Shares issued to the public, net of share issuance costs		94,881	—	94,881	—
Balance end of period	12	$3,410,609	$3,240,952	$3,410,609	$3,240,952

Treasury stock
Balance beginning of period		$(20,414)	$(20,454)	$(20,454)	$(10,289)
Purchase of treasury stock		—	—	—	(13,969)
Shares redeemed upon exercise of restricted share units (RSU's)		5,593	—	5,633	3,804
Balance end of period		$(14,821)	$(20,454)	$(14,821)	$(20,454)

Contributed surplus
Balance beginning of period		$2,618,045	$2,610,136	$2,618,212	$2,615,459
Share-based payment arrangements		2,094	2,356	2,274	4,656
Shares redeemed upon exercise of restricted share units		(5,593)	—	(5,633)	(3,804)
Shares redeemed upon exercise of performance share units		—	—	—	(2,256)
Transfer to share capital on exercise of options		(1,861)	(29)	(2,168)	(1,592)
Balance end of period		$2,612,685	$2,612,463	$2,612,685	$2,612,463

Accumulated other comprehensive loss
Balance beginning of period		$(20,858)	$(19,773)	$(42,284)	$(20,905)
Other comprehensive income (loss) for the period attributable to shareholders of the Company		1,921	(9,905)	23,347	(8,773)
Balance end of period		$(18,937)	$(29,678)	$(18,937)	$(29,678)

Deficit
Balance beginning of period		$(2,573,730)	$(2,556,827)	$(2,593,050)	$(2,239,226)
Earnings (loss) attributable to shareholders of the Company		885	(25,273)	20,205	(342,874)
Balance end of period		$(2,572,845)	$(2,582,100)	$(2,572,845)	$(2,582,100)
Total equity attributable to shareholders of the Company		$3,416,691	$3,221,183	$3,416,691	$3,221,183

Non-controlling interests
Balance beginning of period		$(4,038)	$2,335	$(3,200)	$69,557
(Loss) earnings attributable to non-controlling interests		(389)	1,191	(1,492)	(66,201)
Contributions from non-controlling interests		—	37	265	207
Balance end of period		$(4,427)	$3,563	$(4,427)	$3,563
Total equity		$3,412,264	$3,224,746	$3,412,264	$3,224,746

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2023 for notes to the accounts.